UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

KINETIC CONCEPTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

49460W208

(CUSIP Number)

FEBRUARY 2, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49460W208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LEININGER JAMES R MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,323,656

	6.	Shared Voting Power 1,925,000

	7.	Sole Dispositive Power 10,323,656

	8.	Shared Dispositive Power 1,925,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,248,656

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer
	(b)	Address of Issuer’s Principal Executive Offices

 (a) (b) This statement on Schedule 13G relates to the Reporting Person's (as defined in Item 2 below) beneficial ownership interest in Kinetic Concepts, Inc., a Texas corporation (the "Issuer"). The address of the principal executive office of the Issuer is 8023 Vantage Drive, San Antonio, TX 78230.

Item 2.
	(a)	Name of Person Filing This statement is being filed by James R. Leininger, MD (the "Reporting Person");
	(b)	Address of Principal Business Office or, if none, Residence The principal business address of the Reporting Person is 8023 Vantage Drive, San Antonio, TX 78230.
	(c)	Citizenship The Reporting Person is a citizen of the United States of America.
	(d)	Title of Class of Securities This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of the Issuer named in Item 1 of this statement.
	(e)	CUSIP Number The CUSIP number associated with such Common Stock is 49460W208.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

(a) (b) As of February 2, 2007, (i) James R. Leininger, MD was the direct record owner of 8,384,056 shares of Common Stock, (ii) J&E Investments, L.P. was the record owner of 10,100 shares of Common Stock, (iii) the James R. Leininger 2006 Grantor Retained Annuity Trust was the record owner of 925,000 shares of Common Stock, (iv) the Cecelia Anne Leininger 2006 Grantor Retained Annuity Trust was the record owner of 925,000 shares of Common Stock, (v) the James R. Leininger 2006 Grantor Retained Annuity Trust No. 2 was the record owner of 1,000,000 shares of Common Stock, (vi) the Cecelia Anne Leininger 2006 Grantor Retained Annuity Trust No. 2 was the record owner of 1,000,000 shares of Common Stock, and (vii) James R. Leininger, MD was the direct record owner of a stock option for 4,500 shares of Common Stock, which option vests in one-twelfth increments every three months over a period of three years beginning on August 23, 2006.  The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 12,248,656, which represents 17.5% of the shares of Common Stock reported to be outstanding as of January 31, 2007.  The shares owned by J&E Investments, L.P. may be deemed to be owned indirectly by Dr. Leininger, who is a 1% general partner.  Dr. Leininger disclaims beneficial ownership in the shares held by J&E Investments, L.P., except to the extent of his pecuniary interest therein.  The aggregate number and percentage of the Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3(d)(1).

(c) The Reporting Person has sole voting and dispositive power over the 10,323,656 shares of Common Stock beneficially owned by it as indicated above.  The Reporting Person has shared voting or dispositive power over 1,925,000 shares, 925,000 shares of which are held by the Cecelia Anne Leininger 2006 Grantor Retained Annuity Trust, for which the Reporting Person’s spouse serves as Trustee, and 1,000,000 shares of which are held by the Cecelia Anne Leininger 2006 Grantor Retained Annuity Trust No. 2, for which the Reporting Person’s spouse serves as Trustee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2007
Date
/s/ James R. Leininger, MD
Signature
James R. Leininger, MD
Name/Title